EXHIBIT 99.1


                                                                     [Yell logo]

        NEWS RELEASE NEWS RELEASE NEWS RELEASE NEWS RELEASE NEWS RELEASE

FOR IMMEDIATE RELEASE                                             25 MARCH 2004

          YELL EXPANDS IN SOUTHERN USA THROUGH ACQUISITION OF FEIST

Yell Group today announced that Yellow Book USA, its US business, has signed a definitive agreement for the purchase of the yellow pages telephone directories published by Feist Publications, Inc ("Feist"). The transaction is expected to close within a week.

This acquisition will further strengthen Yellow Book's position as the leading independent directory publisher in the United States, expanding its platform in Oklahoma and Kansas and extending it into Texas for the first time.

Feist, which is family-owned, is the fifth largest independent yellow pages publisher in the United States. It publishes 20 directories and employs 272 people. In the year ended 31 December 2003, Feist's revenue was $63 million. The net assets acquired were approximately $10 million as at 31 December 2003.

JOHN CONDRON, CHIEF EXECUTIVE OFFICER OF YELL GROUP SAID:

"We are delighted to bring Feist, which is one of the most attractive US directory businesses, into the Yell Group. This acquisition extends our footprint into Texas and gives us scope for further expansion in this strong Southern US market.

"Feist's management philosophy is similar to Yell's, focusing on turnover growth and margin improvement while, at the same time, investing for the future. We look forward to welcoming the Feist people into our team and working together to deliver value to our advertisers, users and shareholders."

ENQUIRIES

YELL - INVESTORS
Jill Sherratt
Tel        +44 (0)118 950 6984
Mobile     +44 (0)7764 879808

YELL - MEDIA
Richard Duggleby
Tel        +44 (0)118 950 6206
Mobile     +44 (0)7860 733488

Jon Salmon
Tel        +44 (0)118 950 6656
Mobile     +44 (0)7801 977340



     Yell Group plc. Registered Office: Queens Walk, Oxford Road, Reading, Berkshire RG1 7PT. Registered in England No. 4180320.

CITIGATE DEWE ROGERSON
Anthony Carlisle
Tel        +44 (0)20 7638 9571
Mobile     +44 (0)7973 611888

NOTES TO EDITORS

Yell is an international directories business operating in the classified advertising market through printed, online and telephone-based media. During the last financial year ended 31 March 2003, Yell acquired McLeodUSA Media Group and National Directory Company.

In the financial year ended 31 March 2003, Yell published 94 directories in the UK and 525 in the US. In the UK, it is a clear market leader, serving more than 450,000 unique advertisers. In the US, it is the leading independent directories business, serving more than 360,000 advertisers.

Yell's brands in the UK are Yellow Pages, Business Pages, Yell.com and
Yellow Pages 118 24 7, and in the US are Yellow Book and Yellowbook.com, all of which are trademarks.